For Schedule A, above - for Principal, SERGIO PIETRO ERMOTTI, included below is prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).

2020–04/2023   at Swiss Re (held below positions):

04/2021-04/2023   Chairman of the Board of Directors at Swiss Re.

2020–03/2021   Member of the Board of Directors

2011-2020   at UBS AG (held below positions):

2014–2020   Group Chief Executive Officer of UBS Group AG and President of the Executive Board of UBS AG

2011–2014   Group Chief Executive Officer of UBS AG

2005-2010   at UniCredit Group (held below positions):

2007–2010   Group Deputy Chief Executive Officer and Head Corporate and Investment Banking and Private Banking of UniCredit Group

2005–2007   Head Markets and Investment Banking Division of UniCredit Group

1987-2004   at Merrill Lynch & Co. (held below positions):

2001–2003   Co-Head of Global Equity Markets and member of the Executive Management Committee for Global Markets & Investment Banking at Merrill Lynch & Co.

1987–2001   Various senior management positions at Merrill Lynch & Co.